February 27, 2014

Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: TeleHealthCare, Inc.

Amendment No. 1 Registration Statement on Form S-1

Filed February 6, 2015

File No. 333-201391

Dear Mr. Crispino,

TeleHealthCare, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated February 19, 2015. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

1. We note your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. You have not persuaded us that you have more than nominal operations. In this regard, we note that significant steps remain to be taken to develop your proposed product. Please revise your disclosure to state that you are a shell company, and provide appropriate risk factor disclosure. Alternatively, in your response letter, provide a more detailed analysis to support your claim that your business operations are more than nominal. For example, provide us with a detailed breakdown of the transactions that led to the $32,433 in expenses you incurred during the three months ended December 31, 2014. The portion of these expenses that was operational and the nature of the activities the expenses funded are unclear.

We have revised to state that we are a shell company.

Prospectus Summary

About TeleHealthCare, Inc., page 5

2. We have considered your response to prior comment 5 and the revised disclosure on page 29. Please revise the disclosure here and on page 25 to state that you have completed the initial BETA version of your CarePanda platform and describe what needs to be done, and the expected timeframe, to create a market ready version of the platform.

We agree with your comments and have revised the disclosure on page 25 and page 29.

3. We note your response to prior comment 6. Please make corresponding revisions on page 39.

We agree with your comment and have made the corresponding revisions on page 39.

Risk Factors

Risks Related to the Business

TeleHealthCare has minimal financial resources…, page 8

4. We have reviewed your response to prior comment 7. Please revise to disclose here and in the Management’s Discussion section the minimum additional capital necessary to fund your operations for a 12-month period.

We agree with your comment and have revised the disclosure here and in the Management’s Discussion to provide the minimum additional capital necessary to fund your operations for a 12 month period.

There are significant potential conflicts of interest, page 10

5. We have considered your response to prior comment 8 and the revised disclosure on page 10. Please revise to briefly describe the manner in which your management will resolve the types of conflicts of interest you describe in this risk factor.

We agree with your comment and have revised to describe the manner in which management will resolve the types of conflict of interest. Additionally, the Code of Ethics in Exhibit 14.1 explains it in more detail.

Description of Business

Business Model & Market Opportunities, page 28

6. We note your response to prior comment 11. Please revise to remove the references to Apria, Lincare, CVS and Wal-Mart from this page or advise.

We agree with your comment and have removed the references.

Management’s Discussion and Analysis or Plan of Operation

For the three months ended December 31, 2014 and 2013, page 40

7. We note your response to prior comment 13. Please revise your prospectus summary and business disclosure to discuss your development of a private label portal and the terms of your relationship with your customer, or advise why such disclosure is not appropriate. In this regard, tell us whether you are still performing services for the customer and, if so, whether they are being performed pursuant to a written agreement. To the extent services are being performed pursuant to a written agreement please provide us with an analysis as to whether the agreement is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

We agree with your comment and have revised the disclosure accordingly.

Principal Shareholders, page 48

8. Please advise why Mass Depth, Inc., Verdad Telecom, Inc. and MD Capital Advisors, Inc. do not appear in the beneficial ownership table in this section. In this regard, we note that disclosure on page 72 states that the company issued 5,000,000 shares to Mass Depth and Verdad Telecom on December 10, 2012 and 2,500,000 shares to MD Capital Advisors on June 17, 2014.

Currently, there are 50,416,000 shares of the Company’s common stock issued and outstanding. Mass Depth, Verdad Telecom and MD Capital Advisors each own 4.96% of the company’s common stock.

* * * * *

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Karl Hoshor, Chief Financial Officer at 714-470-4825 if you have questions or need additional information.

Sincerely,

TeleHealthCare, Inc.

/s/ Karl Hoshor

Karl Hoshor, CFO